UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CKF Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12561J 10 4

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)

___ Rule 13d-1(c)

_X_ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12561J 10 4

1. NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Thomas R. Poland

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) _________________________________________________________

(b) _________________________________________________________

The persons name in Item 1 of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).

3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.
Number of Shares Beneficially Owned By Each Person with:	5.	SOLE VOTING POWER:	10,675
	6.	SHARED VOTING POWER:	30,211
	7.	SOLE DISPOSITIVE POWER:	10,675
	8.	SHARED DISPOSITIVE POWER:	30,211

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Thomas R. Poland: 41,886

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Thomas R. Poland: 5.58%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP NO. 12561J 10 4

1. NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Bettie T. Poland

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) _________________________________________________________

(b) _________________________________________________________

The persons name in Item 1 of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).

3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of Shares Beneficially Owned By Each Person with:	5.	SOLE VOTING POWER:	1,000
	6.	SHARED VOTING POWER:	23,909
	7.	SOLE DISPOSITIVE POWER:	1,000
	8.	SHARED DISPOSITIVE POWER:	23,909

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Bettie T. Poland: 41,886

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Bettie T. Poland: 5.58%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:	CKF Bancorp, Inc.
(b)	Address of Issuer's Principal Executive Office:
340 West Main Street
Danville, KY 40422

Item 2.
(a)	Name of Person Filing:	Thomas R. Poland
Bettie T. Poland
(b)	Address of Residence:
514 Maple Avenue
Danville, KY 40422
(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	12561J 10 4

Item 3. Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		41,886*
(b)	Percent of Class:		5.58%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	See Cover Pages
	(ii)	shared power to vote or to direct the vote:	See Cover Pages
	(iii)	sole power to dispose or direct the disposition of:	See Cover Pages
	(iv)	shared power to dispose or direct the disposition of:	See Cover Pages

_______________

*Thomas R. Poland and Bettie T. Poland are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other. The total shown consists of 10,600 shares of Common Stock owned of record by Mr. Poland, 75 shares held of record by Mr. Poland in trust for minor children, 1,000 shares of Common Stock owned of record by Bettie T. Poland, 23,909 shares of Common Stock owned of record by Mr. and Mrs. Poland jointly, and 6,302 shares of Common Stock owned by Mr. Poland through a brokerage account.

Item 5. Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [XX]

Effective January 12, 2001, each of the reporting persons become the beneficial owner of less than five percent of the securities of the issuer.

Item 6. Not Applicable.

Item 7. Not Applicable.

Item 8. Not Applicable.

Item 9. Not Applicable.

Item 10. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2001	/s/ Thomas R. Poland
Date	Thomas R. Poland

January 30, 2001	/s/ Bettie T. Poland
Date	Bettie T. Poland

EXHIBIT 1

Filing Agreement dated January 30, 2001

Re:Joint Filing of Schedule l3G and all amendments

The undersigned hereby agree that:

(i) each of them is individually eligible to use the Schedule 13G attached hereto;

(ii) the attached Schedule l3G, including any and all amendments thereto, is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Date: January 30, 2001

/s/ Thomas R. Poland

Thomas R. Poland

/s/ Bettie T. Poland

Bettie T. Poland